Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement No. 333-158833
April 28, 2009
ITT Corporation
Pricing Term Sheet
4.90% Notes due 2014

Issuer:	ITT Corporation
Principal Amount:	$500,000,000
Security Type:	Senior Note
Maturity:	May 1, 2014
Coupon:	4.90%
Price to Public:	99.807%
Yield to Maturity:	4.944%
Spread to Benchmark Treasury:	300 basis points
Benchmark Treasury:	1.75% notes due March 31, 2014
Benchmark Treasury Spot and Yield:	99-03 1.944%
Interest Payment Dates:	May 1 and November 1, commencing
November 1, 2009
Make-Whole Call:	Treasury Rate plus 50 basis points
Trade Date:	April 28, 2009
Settlement Date:	May 1, 2009 (T+3)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings:	Moody's: Baa1 (stable outlook)

Standard & Poor's: BBB+ (stable outlook)

Fitch: A- (stable outlook)
CUSIP/ISIN:	450679BW4 / US450679BW40
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Joint Lead Managers:	Goldman, Sachs & Co.
UBS Securities LLC
Senior Co-Managers:	ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
SG Americas Securities, LLC
RBS Securities Inc.
Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.

Lazard Capital Markets LLC
Morgan Stanley & Co. Incorporated
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Note: Ratings are not a recommendation to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to the rating agencies by the issuer and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date hereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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